

07001369

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 48984 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson National Life Distributors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7601 Technology Way, 6th Floor
(No. and Street)

Denver, Colorado, 80237
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Douglas Townsend 720-489-6525
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700, Denver, Colorado 80202
(Address) (City) (State) (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
FEB 2 3 2007
WASH, D.C.
185
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, J. Douglas Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson National Life Distributors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MASHELL M. PETERSEN
NOTARY
PUBLIC
STATE OF COLORADO


My Commission Expires 07/09/2008

Notary Public

Signature

Vice President, Controller

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.**
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

## Index to Financial Statements and Supplementary Information



**KPMG LLP**
Suite 2700
707 Seventeenth Street
Denver, CO 80202

## Independent Auditors' Report

The Board of Managers and Member
Jackson National Life Distributors, LLC.

We have audited the accompanying statement of financial condition of Jackson National Life Distributors, LLC. (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc) as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson National Life Distributors, LLC. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These supplemental schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
February 9, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

**JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.**

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2006

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 944,979 |
| Fees receivable | | 3,728,836 |
| | $ | 4,673,815 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Payable to affiliate | $ | 3,687,119 |
| | | 3,687,119 |
| Member's equity: | | |
| Capital contribution | | 300,000 |
| Retained earnings | | 686,696 |
| Total member's equity | | 986,696 |
| | $ | 4,673,815 |

See accompanying notes to financial statements.

**JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.**

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Operations

Year ended December 31, 2006

| | |
|---|---|
| Revenues: | |
| Service fee income and expense reimbursement, from affiliate | $ 137,127,791 |
| 12b-1 fee income | 36,255,759 |
| Interest income | 18,068 |
| Total revenues | 173,401,618 |
| Expenses: | |
| Commissions expense | 64,449,782 |
| Compensation and benefits | 31,192,862 |
| Marketing | 33,885,836 |
| Printing | 7,569,623 |
| Travel and entertainment | 10,542,734 |
| Literature distribution | 3,634,978 |
| Occupancy expenses | 9,843,701 |
| Other expenses | 12,148,046 |
| Total expenses | 173,267,562 |
| Pretax income | 134,056 |
| Income tax benefit | (65,944) |
| Net income | $ 200,000 |

See accompanying notes to financial statements.

**JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.**

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Changes in Member's Equity

Year ended December 31, 2006

| | **Common stock** | | | | |
|---|---|---|---|---|---|
| | **Shares outstanding** | **Amount** | **Capital contribution** | **Retained earnings** | **Total member's equity** |
| Balances, December 31, 2005 | 5,000 | $ 5,000 | $ 295,000 | $ 486,696 | $ 786,696 |
| Conversion to limited liability company | (5,000) | (5,000) | 5,000 | - | - |
| Net income | - | - | - | 200,000 | 200,000 |
| Balances, December 31, 2006 | - | $ - | $ 300,000 | $ 686,696 | $ 986,696 |

See accompanying notes to financial statements.

**JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.**

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Cash Flows

Year ended December 31, 2006

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 200,000 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in assets and liabilities: | |
| Increase in fees receivable | (1,226,033) |
| Decrease in income taxes payable | (70,682) |
| Increase in payable to affiliate | 1,183,565 |
| Net cash provided by operating activities | 86,850 |
| Increase in cash and cash equivalents | 86,850 |
| Cash and cash equivalents, beginning of year | 858,129 |
| Cash and cash equivalents, end of year | $ 944,979 |
| Supplemental cash flow information: | |
| Income taxes paid, net of refunds | $ 4,738 |

See accompanying notes to financial statements.

## JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Notes to Financial Statements

December 31, 2006

### (1) Organization and Significant Accounting Policies

#### *(a) Organization*

Jackson National Life Distributors, LLC. (the Company), a registered broker-dealer under the Securities Exchange Act of 1934, serves as the principal distributor and sales and marketing organization for the Jackson National Life Insurance Company (Jackson) insurance and annuity products, which are regulated under federal securities laws. The Company is a wholly owned subsidiary of Jackson which, in turn, is an indirect wholly owned subsidiary of Prudential plc. Effective May 31, 2006, the Company converted from a C corporation to a Limited Liability Company (LLC). Jackson is the sole member of the Company and is entitled to elect and remove the Managers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson has no liability for any debt, obligation or liability of the Company, except to the extent expressly assumed. Effective with that conversion, the $5,000 attributed to outstanding common stock was converted to contributed capital.

#### *(b) Basis of Presentation*

The accompanying financial statements have been prepared using the accrual method of accounting.

#### *(c) Cash and Cash Equivalents*

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less and money market mutual funds.

#### *(d) Income Taxes*

Federal and state income taxes on net taxable earnings of a LLC are payable by the member in accordance with the Internal Revenue Code. Accordingly, no provision has been made for United States federal or state income taxes in the accompanying financial statements subsequent to the May 31, 2006 conversion from a Corporation to a LLC.

#### *(e) Use of Estimates*

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

## (2) Service Fee Income and Expense Reimbursement from Affiliate

The Company has a cost allocation agreement with Jackson whereby the Company assists in making arrangements with broker-dealers for the distribution of Jackson insurance and annuity products and in promoting the sale thereof through such broker-dealers. Pursuant to the agreement, the Company is required to perform various services including technical assistance, training, and recruiting of qualified representatives. For services provided under this agreement, and for reimbursement of expenses incurred, the Company was compensated $137,127,791 for 2006.

Jackson provides personnel, services, and office space to the Company under the agreement which is considered by management to be reasonable to both parties. The Company reimbursed Jackson for administrative expenses, primarily representing salaries, employee benefits, and other promotional expenses, which are initially paid by Jackson in the amount of $173,201,618 for 2006. Because of this agreement, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. The monthly reimbursement to Jackson is not required to be paid until the Company receives the monthly 12b-1 fee income discussed in note 3.

## (3) 12b-1 Fee Income

In conjunction with its services as the principal distributor and sales and marketing organization for the Jackson insurance and annuity products, the Company has entered into a Distribution Agreement with JNL Series Trust (the Trust), an open end management investment company registered under the Investment Company Act of 1940, pursuant to a Distribution Plan adopted by the Trust under the Securities and Exchange Commission Rule 12b-1. The Company receives a monthly fee from the Trust based upon the average daily net assets attributable to the Class A Shares of select Funds in the Trust.

## (4) Regulatory Pronouncements

In October 2003, the NASD issued Notice to Members 03-63 (NTM 03-63) which outlines the SEC guidance on the recording of expenses and liabilities by broker-dealers. On July 11, 2003, the Securities and Exchange Commission (SEC) Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker-dealer expenses and liabilities. The letter addresses situations in which an affiliated party has agreed to pay expenses related to the business of the broker-dealer and required the broker-dealer to either record the expenses borne by the affiliate or to adjust the broker-dealer's net capital to reflect these expenses. The Company is in compliance with NTM 03-63 as a result of the cost allocation agreement referred to in note 2.

## (5) Income Taxes

Prior to conversion to a limited liability company, the Company filed its federal and state income tax returns on a separate-entity basis. Federal and state income tax expense is charged to the Company by Jackson under the cost allocation agreement discussed in note 2. As meals and entertainment are incurred on behalf of Jackson, the Company properly excluded the non-deductible portion of such expenses from its provision for income taxes. Deferred tax assets and liabilities, if any, were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax benefit of the Company for the period from January 1, 2006 to May 31, 2006 is comprised of the following:

| | | |
|---|---|---|
| Current: | | |
| Federal | $ | (37,457) |
| State | | (28,487) |
| Total | $ | (65,944) |

The total income tax provision differs from the amount computed by applying the statutory federal income tax rate of 15% for the period from January 1, 2006 to May 31, 2006 for the following reasons:

| | | |
|---|---|---|
| Expected income tax expense | $ | 5,553 |
| State income tax expense | | 4,683 |
| True-up of prior year tax liabilities | | (76,180) |
| Total income tax benefit | $ | (65,944) |

**(6) Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15-to-1. On December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 3.98-to-1 and net capital was $926,079, which was $680,271 in excess of the minimum capital required of $245,808.

Schedule I

# JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

| | | |
|---|---|---|
| Net capital: | | |
| Total member's equity qualified for net capital | $ | 986,696 |
| Deductions for non-allowable assets | | (41,717) |
| Net capital before haircuts on securities positions | | 944,979 |
| Haircuts on securities positions | | (18,900) |
| Net capital | $ | 926,079 |
| Aggregate indebtedness | | 3,687,119 |
| Total aggregate indebtedness | $ | 3,687,119 |
| Computation of basic net capital requirement: | | |
| 6-2/3% of total aggregate indebtedness (or $5,000, if greater) | $ | 245,808 |
| Excess net capital | $ | 680,271 |
| Excess net capital at 1,000% | $ | 557,367 |
| Ratio: Aggregate indebtedness to net capital | | 398% |

Note: The computation of net capital under Rule 15c-1 as of December 31, 2006, computed by the Company, in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 25, 2007 does not differ from the above calculation which is based upon audited financial statements.

See accompanying independent auditors' report.

**JACKSON NATIONAL LIFE DISTRIBUTORS, LLC.**

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement Regarding Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

See accompanying independent auditors' report.



**KPMG LLP**
Suite 2700
707 Seventeenth Street
Denver, CO 80202

**Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission**

The Board of Managers and Member
Jackson National Life Distributors, LLC.:

In planning and performing our audit of the financial statements of Jackson National Life Distributors, LLC. (the Company) (a wholly owned subsidiary of Jackson National Life Insurance Company and an indirect wholly owned subsidiary of Prudential plc), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in conformity with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Denver, Colorado
February 9, 2007



END